UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 May 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Organisational & Business Improvement Initiatives

This document contains inside information

Press Release
CRH Announces Organisational & Business Improvement Initiatives
CRH plc, the global building materials group, today announces a number of organisational and business improvement initiatives.

Leveraging our scale

CRH will establish a new global Building Products division effective 1 January 2019, bringing together our Europe Lightside, Europe Distribution and Americas Products divisions. Under the leadership of Keith Haas (currently President, Americas Products), this new platform will operate alongside our Americas Materials and Europe Materials divisions, leveraging our scale and network opportunities across our global products businesses.

David Dillon (currently President, Europe Lightside & Distribution) will assume a new role of President, Global Strategy & Business Development, reporting to the CEO.

Absent any major dislocations in the global economy or the input cost environment, we are targeting to improve the Group's EBITDA margin by 300 basis points by 2021.

The Group is strongly cash generative and is targeting to have €7 billion of financial capacity over the next 4 years (after capex and dividends), providing significant opportunities for further value creation for our shareholders.

We have initiated a strategic review of our Europe Distribution business, focused on improving the margins and returns of the business, as well as exploring other strategic options.

Further details will be discussed by Group CEO Albert Manifold at the Bernstein Strategic Decisions Conference in New York at 3pm EST today. A copy of the presentation is attached
(http://www.rns-pdf.londonstockexchange.com/rns/7169P_-2018-5-30.pdf) and available on our website,
crh.com .

Contact CRH at Dublin 404 1000 (+353 1 404 1000)
Albert Manifold	Chief Executive
Senan Murphy	Finance Director
Frank Heisterkamp	Head of Investor Relations

This document contains inside information and has been issued pursuant to Article 2.1(b) of Commission Implementing Regulation (EU) 2016/1055. The date and time of this statement is the same as the date and time that it has been communicated to the media.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 31 May 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary